Square Chain Corporation

3609 Hammerkop Dr.

North Las Vegas, NV 89084

August 13, 2018

Staff Attorney Bernard Nolan

Division of Corporation Finance

Office of Information Technologies

and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Square Chain Corporation
Offering Statement on Form 1-A
Filed May 4, 2018
File No. 024-10835

Dear Attorney Nolan:

Kindly be advised that Square Chain (the “Company”) requests that its Regulation A offering be qualified on Thursday, August 16, 2018 at 12 Noon.

The Company has been qualified to sell in the State of New York.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

Jeffrey J. Parker

Chief Executive Officer